Exhibit 99.2

LISTED COMPANIES Non-consolidated Information

Vision

To be a global steel company and one of the most profitable in the sector.

Mission

Gerdau is an organization focused on the steel business, seeking to satisfy customers’ needs and add value to shareholders, committed to the fulfillment of people and to the sustainable development of society.

First Quarter 2007 Highlights

(Brazilian corporate law)

Conference Calls

May 3, 2007

Portuguese

1:30PM (Brasilia)

Telephones:

•     from Brazil: 0800 722.0011 or 11 2101.4848

•     other countries: +55 11 2101.4848

Password: Gerdau

English

3:00PM (Brasilia)

Telephones:

•     from the USA: 800 418.6854 or 973 935.8893

•     from Brazil: 0800 891.3951 or +1 973 935.8893

•     other countries: +1 973 935.8893

Password: 8680398

Internet

www.gerdau.com.br/ri/ing

Investor Relations

Tel.: +55 51 3323.2703

E-mail: inform@gerdau.com.br

Website: www.gerdau.com.br/ri/ing

Market Capitalization on

March 31, 2007

Gerdau S.A.

Bovespa: US$ 12.2 billion

Metalúrgica Gerdau S.A.

Bovespa: US$ 4.4 billion

Gerdau Ameristeel Corp.

Toronto: US$ 3.6 billion

Net Profit

•      The first quarter of 2007 saw a consolidated net profit of R$ 869.4 million, a result 4.4% greater than that of the same period in 2006. Net margin reached 13.4%. This profit was generated as follows (in R$ millions):

	1st quarter/07	1st quarter/06	variation
Brazil	483	557	(13.3)%
North America	277	195	41.9%
South America	78	63	23.6%
Europe	31	17	84.7%

Gross Revenue

•      The consolidated gross revenue reached R$ 7.5 billion in the first three months of 2007, presenting an improvement of 13.5% compared to the same period in 2006. The contributions were as follows (in R$ millions):

	1st quarter/07	variation	participation
Brazil	3,281	0.8%	43.7%
North America	3,108	18.5%	41.4%
South America	764	42.5%	10.2%
Europe	354	73.0%	4.7%

•      Gross revenues at the foreign operations added to exports from Brazil represented 65.6% of the consolidated revenues of the quarter.

Exports

•      From January through March this year shipments abroad from Brazil reached a total tonnage of 706.4 thousand, and generating revenues of US$ 322.5 million in the period.

EBITDA

•      EBITDA for the first three months of 2007 (gross profit minus cost of sales, general and administrative, plus depreciation and amortization) reached R$ 1.4 billion, 17.4% greater than that of the same period in 2006. The EBITDA margin reached 21.2%, and was similar to that of the first quarter of 2006.

Output

•      Output of crude steel (slabs, blooms and billets) through March at the Gerdau companies reached 4.0 million metric tons, 7.7% more than in 2006.

•      The output of rolled products reached 3.4 million metric tons, presenting an increase of 11.7% in the period.

www.gerdau.com.br

GERDAU S.A. Consolidated Information

Shares outstanding on March 31, 2007

Gerdau S.A.

Bovespa: GGBR3 and GGBR4,

NYSE: GGB and Latibex: XGGB

Voting.:	231,607,008
Pref.:	430,915,903
662,522,911

Metalúrgica Gerdau S.A.

Bovespa: GOAU3 and GOAU4

Voting.:	62,376,592
Pref.:	121,624,084
184,000,676

Gerdau Ameristeel Corp.

Toronto: GNA.TO and NYSE: GNA

Voting: 305,521,566

Crude steel output of in the first quarter reached 4.0 million metric tons, 7.7% more than in 2006.

Gross revenues reached R$ 7.5 billion from January through March of 2007, presenting an improvement of 13.5% compared to the same period in 2006. Of this total 65.6% result from exports and companies abroad.

Exports contributed with US$ 322.5 million to the first quarter’s revenues.

Net profit reaches R$ 869 million in the first three months of 2007, 4.4% greater than in the same period in 2006. Net margin was 13.4%.

Main data	1Q07		1Q06		Variation
Output (1,000 t)
Crude Steel (Slabs, blooms and billets)	4,009		3,722		7.7%
Rolled products	3,404		3,047		11.7%

Shipments (1,000 t)	4,093		3,685		11.1%

Gross sales revenue (R$ million)	7,507		6,617		13.5%
Net sales revenue (R$ million)	6,487		5,614		15.6%
EBITDA (R$ million)	1,373		1,169		17.4%
EBTDA (R$ million)	1,586		1,544		2.7%
Net Profit (R$ million)	869		832		4.4%

Shareholders’ Equity (R$ million)	13,485		10,895		23.8%
Total assets (R$ million)	27,295		23,068		18.3%

Gross margin	25.3%		26.3%
EBITDA margin	21.2%		20.8%
Net margin	13.4%		14.8%

Net profit/Shareholders’ Equity(1)	26.2%		30.0%

Net debt / Net capitalization	20.3%		18.5%
Net debt / EBITDA(2)	0.6	x	0.5	x

(1) Last 12 months net profit over shareholders’ equity.

(2) EBITDA of last 12 months.

Interest on Capital Stock

•     First quarter 2007.

•     Payment on May 24, 2007.

•     Base date: shares held on May 14 (ex-dividend on May 15).

•     Metalúrgica Gerdau S.A. will pay R$ 103.0 million (R$ 0.56 per share).

•     Gerdau S.A. will pay R$ 225.3 million (R$ 0.34 per share).

•     Dividend yield (dividend per share of the last four quarters/share quote on April 30) was 4.2% at Metalúrgica Gerdau S.A. and 3.3% at Gerdau S.A.

Acquisition of steel company in Mexico

•     On March 28, 2007 Gerdau acquired for US$259 million a group of companies headquartered in Mexico City composed of Siderúrgica Tultitlán, Ferrotultitlán and Arrendadora Valle de México.

•     The steel mill Tultitlán, located in the metropolitan area of Mexico City is a mini mill producing rebars and merchants with an installed capacity of 350 thousand metric tons of crude steel and 330 thousand metric tons of rolled products. The ongoing investment plan is expected to be concluded by the end of this year calls for a capacity increase to 500 thousand metric tons of crude steel and 430 thousand metric tons of rolled products.

•     Ferrotultitlán is a steel product retailer and Arrendadora Valle de México has Siderúrgica Tultitlán’s land and buildings as its assets.

•     This acquisition is part of Gerdau’s growth strategy in the Americas and ensures its presence in the third largest steel market in the American continent.

•     The company’s balance sheet was consolidated in March while the financial statements will be consolidated starting this second quarter.

Operating cash generation (EBITDA) accumulated R$ 1.4 billion in the first three months of the year, an increase of 17.4% compared to the same period in 2006. EBITDA margin was 21.2%.

Dividends as interest on capital stock for the first quarter will be paid on May 24. Metalúrgica Gerdau S.A. shareholders will get
R$ 0.56 per share and those of Gerdau S.A. R$ 0.34 per share.

The acquisition of a steel mill in México underscores the expansion of Gerdau’s steel production into the tenth country.

Gerdau gets certified by the external auditors with no restrictions in full compliance with Section 404 of the Sarbanes-Oxley Act (SOX) regarding the structure of its internal controls.

Fitch Ratings increased Gerdau’s rating to Investment Grade – BBB- for long term, local and foreign currency corporate rating.

Additional Information

This document and the complementary data regarding the first quarter 2007 are available at our site www.gerdau.com.br/ri/ing.

Acquisition of hydroelectric complex concession

•     On March 6 this year the Brazilian Electric energy Authority (Agência Nacional de Energia Elétrica  ANEEL) transferred to the Gerdau subsidiary Gerdau Aços Longos S.A. the concession to generate electricity at the hydroelectric complex of Caçu and Barra dos Coqueiros, composed of two hydroelectric mills to be built on the river Claro between the municipalities of Caçu and Cachoeira Alta, in the southeast part of the state of Goiás.

•     The complex will have an installed capacity of 155 MW (Caçu with 65 MW and Barra dos Coqueiros with 90 MW) and construction should be completed by 2010. The estimated investment is of US$ 230 million.

Sarbanes-Oxley (SOX) Certification

•     On April 20, 2007, PriceWaterhouseCoopers Auditores Independentes issued a full compliance certification as required by Section 404 of the Sarbanes-Oxley (SOX) Act regarding the internal controls structure of relevant processes that impact the company’s financial statements.

•     The conclusion of the works and the certification obtained ratify Gerdau’s commitment to higher standards of ethics and corporate governance and the constant concern to ensure that its controls on processes meet the highest standards, transparency and value for the shareholder.

Gerdau is now Investment Grade

•     On January 23, 2007, Fitch Ratings has upgraded its risk rating for Gerdau to Investment Grade for long term local and foreign currency corporate credit.

•     According to the agency, this rating reflects the ease with which Gerdau can access the international financial markets and the fact that most of its indebtedness is guaranteed by its Brazilian operating units. The rating reflects the favorable business environment for the Brazilian operations as well as the solid financial position the company enjoys due to its low leverage and healthy liquidity.

•     This risk classification certainly will contribute to allow the company to fund itself at a significantly lower cost and enhance its image in the capital markets.

Gerdau Ameristeel signs labor agreements

•     On March this year, Gerdau Ameristeel, the company that controls the Gerdau North American operations, reached an agreement for a new labor contract with the United Steelworkers – USW regarding its units in Beaumont, Texas; St. Paul, Minnesota; Wilton, Iowa. The new labor contracts will be effective through March, July and September 2010 respectively.

•     At the beginning of April, the unit in Whitby, Canada, reached an agreement valid through February 27, 2010.

•     Labor negotiations continue at the mills in Calvert City, Kentucky; Joliet, Illinois; Sand Springs, Oklahoma.

First Quarter 2007 Performance

(Brazilian corporate law)

Output and Sales

•      Crude steel output reached 4.0 million metric tons in the first quarter of 2007, 4.8% greater than that of the fourth quarter of 2006. Operations abroad contributed with 56.0% of this total whereas units in Brazil contributed with 44.0%.

•      Output of rolled products in the first quarter reached 3.4 million metric tons, exceeding by 11.1% the volumes of the fourth quarter of 2006.

Output (1,000 metric tons)	1Q07	1Q06	Variation 1Q07/1Q06	4Q06	Variation 1Q07/4Q06
Crude Steel (slabs, blooms and billets)
Brazil	1,764	1,737	1.6%	1,853	(4.8)%
North America	1,757	1,672	5.1%	1,518	15.8%
South America	371	242	52.9%	372	(0.4)%
Europe	117	71	65.3%	83	40.6%
Total	4,009	3,722	7.7%	3,826	4.8%

Rolled Products
Brazil	1,106	1,105	0.2%	1,107	(0.1)%
North America	1,761	1,584	11.2%	1,480	19.0%
South America	426	289	47.3%	406	4.8%
Europe	111	69	60.6%	71	55.3%
Total	3,404	3,047	11.7%	3,064	11.1%

•      When comparing the first quarter of 2006, it is worthwhile mentioning that the volumes presented in 2007 are influenced by the acquisitions made throughout that year. The same is applicable to Europe when compared to the fourth quarter of 2006.

Output of Crude Steel (Slabs, blooms and billets) (1,000 metric tons)	Output of Rolled Products (1,000 metric tons)

•      The first quarter of 2007 saw sales of 4.1 million metric tons, presenting an increase of 11.4% compared to the fourth quarter of 2006. Operations abroad were responsible for 61.1% of this volume while units in Brazil responded for the remaining 38.9%.

Consolidated Shipments (1) (1,000 metric tons)	1Q07	1Q06	Variation 1Q07/1Q06	4Q06	Variation 1Q07/4Q06
Brazil
Domestic market	995	980	1.5%	956	4.2%
Exports	596	627	(5.0)%	717	(16.9)%
Total	1,591	1,607	(1.0)%	1,673	(4.9)%

Abroad
North America	1,933	1,671	15.7%	1,507	28.3%
South America	456	334	36.8%	426	7.0%
Europe	113	73	54.1%	69	62.5%
Total	2,502	2,078	20.4%	2,002	25.0%

Consolidated Total	4,093	3,685	11.1%	3,675	11.4%

(1)          Excluding shipments to subsidiaries.

•      In Brazil, the positive demand in the long steel consumer segments, both civil construction and industrials, presented an increase in purchases of 4.2% in the first quarter of 2007 compared to that of the fourth quarter of 2006.

•      Exports, including shipments to subsidiaries, totaled 706.4 thousand metric tons in the quarter, generating revenues of US$ 322.5 million.

•      In North America, investments in infrastructure and in industrial real estate combined with the good performance of the industrial sector resulted in an increase of 28.3% in sales at Gerdau Ameristeel.

•      The 62.5% increase in sales at the European operation is biased by the recently announced acquisition at the end of 2006, which was consolidated in the first quarter of 2007.

Consolidated Shipments (1)

(1,000 metric tons)

(1) Excluding shipments to subsidiaries

Results

•      Consolidated net revenues for the first quarter of 2007, reached R$ 6.5 billion, 11.7% greater than that of the fourth quarter of 2006. The improved performance of subsidiaries abroad and the increase on demand for company products in Brazil were responsible for the results in the period.

Net Sales Revenue (R$ million)	1Q07	1Q06	Variation 1Q07/1Q06	4Q06	Variation 1Q07/4Q06
Brazil	2,523	2,479	1.8%	2,370	6.5%
North America	2,937	2,459	19.5%	2,563	14.6%
South America	682	477	42.9%	650	4.8%
Europe	345	199	73.2%	223	55.0%
Total	6,487	5,614	15.6%	5,806	11.7%

•      Revenues from operations abroad added to those of exports from Brazil represented 70.6% of the consolidated net revenues of the first quarter of this year.

•      Gross profit reached R$ 1.6 billion this first quarter, and presented a consolidated gross margin of 25.3% in the period, compared to 24.0% in the fourth quarter of 2006, due mostly to the dilution of fixed costs as a result of an increase in tonnage shipped.

•      Operating expenses (cost of sales, general and administrative) experienced a reduction of 5.0% this first quarter compared to that of the fourth quarter 2006, totaling R$ 528.6 million. This reduction can be explained by the drop in exports and to the smaller general and administrative expenses, especially abroad. Its impact on net revenues was reduced from 9.6% to 8.2%.

Gross Margin
(%)

•     Operating cash generation as represented by EBITDA (gross profit minus cost of sales, general and administrative, plus depreciation and amortization), reached R$ 1.4 billion in the first quarter of this year, 25.8% greater than the amount obtained in the last quarter of 2006. EBITDA margin, as a result of lower cost of sales and operating expenses, improved from 18.8%, in the fourth quarter of 2006, to 21.2%, in the first quarter of 2007.

EBITDA (R$million)	EBITDA Margin (%)
Note: EBITDA of companies abroad is influenced by FX variations in the period.

EBITDA (R$ million)	1Q07	1Q06	Variation 1Q07/1Q06	4Q06	Variation 1Q07/4Q06
Brazil	669	646	3.6%	651	2.9%
North America	515	382	34.9%	321	60.2%
South America	125	108	15.0%	90	38.4%
Europe	64	33	91.9%	30	114.6%
Total	1,373	1,169	17.4%	1,092	25.8%

•      This first quarter had a net financial revenue (financial revenues minus financial expenses) of R$ 213.2 million. Excluding revenues resulting mostly from the appreciation of the real vis-à-vis the

US dollar on indebtedness in foreign currency (R$ 168.8 million) and expenses with monetary variations (R$ 5.0 million), the financial net revenue netted R$ 49.4 million in the quarter.

EBTDA (R$ million)	1Q07	1Q06	Variation 1Q07/1Q06	4Q06	Variation 1Q07/4Q06
Gross profit	1,640	1,479	10.9%	1,393	17.8%
Selling expenses	(133)	(125)	6.8%	(136)	(2.4)%
General/Administrative expenses	(395)	(437)	(9.5)%	(420)	(5.9)%
Depreciation & amortization	261	252	3.5%	255	2.3%
EBITDA	1,373	1,169	17.4%	1,092	25.8%
Net financial expenses (excluding FX and monetary variations)	49	129	(62.0)%	79	(38.0)%
FX and monetary variations	164	246	(33.1)%	38	330.4%
EBTDA	1,586	1,544	2.7%	1,209	31.2%

•      The inverse effect happened to investments abroad which resulted in a negative equity pick up of R$ 184.3 million in the first quarter of 2007.

•      Net profit reached R$ 869.4 million in the quarter, 8.4% higher than that of the fourth quarter of 2006. Net margin stayed at 13.4%.

Net Profit (R$ million)	1Q07	1Q06	Variation 1Q07/1Q06	4Q06	Variation 1Q07/4Q06
Brazil	483	557	(13.4)%	558	(13.5)%
North America	277	195	41.9%	129	115.1%
South America	78	63	23.6%	60	30.0%
Europe	31	17	84.7%	55	(42.6)%
Total	869	832	4.4%	802	8.4%

Investments

•      Investments in fixed assets totaled US$ 381.9 million in the first quarter this year. They were essentially destined to the enhancement of the installed capacity at Gerdau Açominas, Ouro Branco (MG).

•      The Brazilian operations got the largest stake of investments totaling US$ 269.7 million in the quarter. The North American units absorbed US$ 54.0 million, and the South American units US$ 23.2 million and Europe the remaining US$ 35.0 million.

•      In addition to the investments mentioned above, it is worth mentioning that on March 28, 2007, Gerdau acquired, for US$ 259 million, a group of companies headquartered in Mexico City composed of Siderúrgica Tultitlán, Ferrotultitlán and Arrendadora Valle de México. The steel mill Siderúrgica Tultitlán, located in the metropolitan area of Mexico City is a rebar and merchants’ producer with an installed capacity of 350 thousand metric tons of crude steel, and 330 thousand metric tons of rolled products. The investment plan, already under way and which should be concluded by year-end, will increase capacity to 500 thousand metric tons of crude steel and 430 thousand metric tons of rolled products. Ferrotultitlán is a steel products distribution company, and Arrendadora Valle de México has Siderúrgica Tultitlán’s land and buildings as its assets.

Indebtedness

•      Net debt at March 31, 2007, (loans and financing plus debentures minus cash and cash equivalents) was of R$ 3.4 billion, 10.9% greater than that of December 31, 2006. Although gross debt has been reduced by 4.3%, cash and cash equivalents were reduced even more (-12.2%), due mostly to the payment of the acquisition in Mexico in March.

•      If only gross debt is taken into account (loans and financing plus debentures), 19.3% were short term (R$ 1.7 billion) and 80.7% long term (R$ 7.0 billion).

•      At the end of March, gross debt was composed of 29.4% Brazilian currency, 47.6% in foreign currency contracted by the Brazilian operations and 23.0% in different currencies contracted by subsidiaries abroad.

•      At March 31, cash and cash equivalents totaled R$ 5.2 billion, of which R$ 2.2 billion (41.1%) were indexed to foreign currencies, mainly the US dollar.

Indebtedness (R$million)	03.31.2007	03.31.2006	12.31.2006
Short term
Domestic Currency (Brazil)	536	245	503
Foreign Currency (Brazil)	490	400	576
Companies Abroad	651	809	882
Total	1,677	1,454	1,961

Long Term
Domestic Currency (Brazil)	2,014	1,717	2,010
Foreign Currency (Brazil)	3,638	3,276	3,683
Companies Abroad	1,346	1,504	1,412
Total	6,998	6,497	7,105

Gross Debt	8,675	7,951	9,066
Cash & Cash Equivalents	5,238	5,539	5,967

Net Debt	3,437	2,412	3,099

•      The long term amortization schedule, including debentures, on march 31 was as follows:

Year	R$ million
2008	743
2009	896
2010	740
2011	568
2012 and after	4,051
Total	6,998

•      The main indebtedness indicators at the Gerdau companies at the end of March were as follows:

Ratios	03.31.2007		03.31.2006		12.31.2006
Net debt / Total net capitalization	20.3%		18.5%		19.6%
Gross Debt / EBITDA(1)	1.6	x	1.7	x	1.7	x
Net Debt / EBITDA(1)	0.6	x	0.5	x	0.6	x

(1)–Last twelve months

GERDAU S.A. - Consolidated
BALANCE SHEET

Corporate Law - R$ thousand	Mar. 2007	Dec. 2006
TOTAL ASSETS	27,295,340	26,929,543
Current assets	13,557,763	14,053,657
Cash and cash & equivalents	649,403	703,233
Trade accounts receivable	2,865,127	2,504,993
Short-term investments	4,588,848	5,263,590
Taxes recoverable	426,196	515,782
Inventories	4,557,428	4,645,052
Deferred income tax & other	470,761	421,007
Non-current Assets	13,737,577	12,875,886
Long-term receivables	1,317,112	1,237,603
Deferred income tax and Other	1,317,112	1,237,603
Permanent assets	12,420,465	11,638,283
Investments	32,911	20,709
Fixed assets	11,716,051	11,183,651
Intangible	609,667	373,410
Deferred	61,836	60,513

Corporate Law - R$ thousand	Mar. 2007	Dec. 2006
TOTAL LIABILITIES	27,295,340	26,929,543
Current liabilities	5,258,179	5,496,694
Loans and Financing	1,675,440	1,959,650
Debentures	1,249	1,173
Trade accounts payable	2,240,696	2,060,250
Taxes payable	489,224	420,328
Dividends payable	9,085	259,454
Deferred income tax & other	842,485	795,839
Non-current liabilities	8,553,964	8,701,736
Loans and Financing	6,207,778	6,347,033
Debentures	790,376	758,024
Deferred income tax & other	1,555,810	1,596,679
Minority Shareholders	2,828,434	2,766,475
Shareholders’ equity	10,654,763	9,964,638
Capital stock	7,810,453	7,810,453
Capital reserves	376,873	376,873
Profit reserves	1,777,707	1,777,312
Retained earnings	689,730	—

GERDAU S.A. - Consolidated
FINANCIAL STATEMENT

Corporate Law - R$ thousand	1Q2007	4Q2006	1Q2006	2006	2005
GROSS SALES REVENUE	7,507,101	6,797,157	6,616,947	27,384,863	25,485,818
Deductions of gross revenue	(1,020,114)	(991,135)	(1,002,959)	(3,994,180)	(4,240,070)
Net sales revenue	6,486,987	5,806,022	5,613,988	23,390,683	21,245,748
Cost of sales	(4,846,546)	(4,413,145)	(4,135,314)	(17,020,825)	(15,519,861)
Gross profit	1,640,441	1,392,877	1,478,674	6,369,858	5,725,887
Selling expenses	(133,241)	(136,455)	(124,787)	(516,927)	(514,443)
General and administrative expenses	(395,402)	(419,999)	(436,957)	(1,641,422)	(1,140,264)
Financial income	243,825	294,182	298,808	881,723	452,980
Financial expenses	(30,631)	(177,216)	75,600	(559,988)	(482,896)
Other operating income (expenses), net	5,591	21,521	60,546	106,105	131,426
Equity pick-up	(184,278)	(79,834)	(197,228)	(244,804)	(131,195)
Operating profit	1,146,305	895,076	1,154,656	4,394,545	4,041,495
Non-operating income (expenses), net	(1,747)	112	11,846	(67,153)	292,755
Profit before taxes/participation	1,144,558	895,188	1,166,502	4,327,392	4,334,250
Provision for income tax	(256,894)	(133,491)	(258,368)	(907,604)	(915,043)
Deferred income tax	(14,184)	47,697	(70,528)	88,675	(146,628)
Statutory participation	(4,107)	(7,487)	(5,150)	(16,174)	(27,339)
Net Profit for the period	869,373	801,907	832,456	3,492,289	3,245,240
Controlling Shareholders	689,730	685,497	680,015	2,880,922	2,781,340
Minority Shareholders	179,643	116,410	152,441	611,367	463,900

GERDAU S.A. - Consolidated
CASH FLOW

Corporate Law - R$ thousand	1Q2007	4Q2006	1Q2006	2006	2005
NET INCOME	869,373	801,907	832,456	3,492,289	3,245,240
Equity pick up	184,279	79,838	197,228	244,804	131,195
Provision for credit risk	3,710	1,657	7,859	18,476	(12,792)
Gain/Loss in fixed asset disposal	3,034	(401)	(11,479)	49,609	10,642
Gain/Loss in disposal/incorporation of investment	(75)	(22)	(144)	(3,628)	(305,844)
Intangible amortization	812	—	—	—	—
Monetary and exchange rate variation (1)	(174,914)	(58,992)	(237,210)	(269,187)	(82,009)
Depreciation and amortization	260,989	255,219	252,223	1,011,426	838,606
Income tax	44,214	(64,016)	103,734	(61,622)	50,965
Interest paid	151,022	222,609	156,375	741,937	520,126
Contingencies/legal deposits	67,393	22,381	22,450	(10,871)	(66,845)
Changes in trade account receivable	(425,659)	255,550	(334,439)	(109,356)	466,687
Changes in inventories	9,283	(95,018)	312,266	(249,936)	144,981
Changes in trade accounts payable	253,034	(48,046)	(61,719)	106,234	(133,785)
Other accounts in operating activities	26,147	(257,983)	(59,715)	(575,475)	147,852
Net cash provided by operating activities	1,272,642	1,114,683	1,179,885	4,384,700	4,955,019
Fixed assets acquisitons/disposals	(684,846)	(550,357)	(498,032)	(2,281,155)	(1,641,230)
Intangible changes	(2,123)	—	—	(3,781)	—
Deferred changes	(2,712)	(2,199)	(3,343)	(1,446)	(27,905)
Investments acquisitions/disposals	(562,915)	(439,221)	(435,966)	(1,290,685)	(97,679)
Cash (applied to) investing activities	(1,252,596)	(991,777)	(937,341)	(3,577,067)	(1,766,814)
Fixed assets suppliers	(20,214)	31,156	(5,616)	86,839	(28,636)
Debentures	9,260	(70,961)	(40,046)	(474,631)	(91,117)
Proceeds from fixed assets financing	462,088	2,039,089	1,081,497	4,607,269	1,951,045
Payments of fixed assets financing	(637,444)	(1,414,144)	(771,598)	(3,120,291)	(476,266)
Interest paid for financing	(155,745)	(133,586)	(130,665)	(529,130)	(420,528)
Intercompanies loans	8,329	(45,835)	2,381	(42,598)	11,808
Capital increase/Treasury stock	2,379	97,714	17,489	58,094	533,393
Dividend/interest & statutory particip, payment	(364,060)	(259,627)	(382,143)	(1,070,197)	(1,077,179)
Cash provided by (applied to) financing activities	(695,407)	243,806	(228,701)	(484,645)	402,520
Net change in cash	(675,361)	366,712	13,843	322,988	3,590,725
Cash balance
At the beginning of the period	5,966,823	5,628,655	5,464,694	5,464,694	2,041,967
Effect of exchange rate changes on cash	(85,388)	(39,935)	(165,592)	(173,640)	(210,426)
Opening balance of incorporated companies for the year	32,177	11,391	167,083	352,781	42,428
At the end of the period	5,238,251	5,966,823	5,480,028	5,966,823	5,464,694
Cash composition
Short-term investments	4,588,848	5,263,590	4,252,446	5,263,590	4,279,199
Cash & cash equivalents	649,403	703,233	1,227,582	703,233	1,185,495

(1) Includes gain/loss on derivative instruments

LISTED COMPANIES Non-consolidated Information

Metalúrgica Gerdau S.A.

•      Dividends (as interest on capital stock) in the first quarter of 2007

•      Payment on May 24, 2007 based on shares held on May 14 (ex-dividend on May 15).

•      Shareholders will be paid R$ 103.0 million (R$ 0.56 per share).

•      Dividend yield (dividend per share of the last four quarters/share quote on April 30) was 4.2% at Metalúrgica Gerdau S.A.

•      Stock liquidity

•      Trading with Metalúrgica Gerdau S.A. (GOAU), at Bovespa, moved R$ 1.3 billion in the first three months of 2007, 20.2% more than in the same period in 2006.

•      The average daily trading of preferred shares reached R$ 20.0 million (R$ 16.4 million in the first quarter of 2006).

•      Trading evolved 40.4% in the period, totaling 46,066 transactions through March this year.

•      The volume of shares traded reached 28.8 million in the first quarter of 2007 compared to 19.1 million in the same period of 2006 (+50.6%).

BOVESPA (Base 100)

•      During the first quarter this year, preferred shares appreciated 11.4% compared to 3.0% of the Ibovespa.

•      Metalúrgica Gerdau S.A. had a net profit of R$ 319.2 million, equivalent to R$ 1.73 per share in the first quarter of 2007. This profit comes mostly from the equity pick up of investments in subsidiaries and affiliated companies and was 2.1% greater than that of the fourth quarter of 2006.

•      Shareholders Equity at March 31, 2007, was R$ 5.1 billion, equivalent to a net worth of R$ 27.57 per share.

Gerdau S.A.

•      Dividends (as interest on capital stock) in the first quarter of 2007

•      Payment on May 24, 2007 based on shares held on May 14 (ex-dividend on May 15).

•      Shareholders will be paid R$ 225.3 million (R$ 0.34 per share).

•      Dividend yield (dividend per share of the last four quarters/share quote on April 30) was 3.3% at Gerdau S.A.

•      Stock Liquidity

•      São Paulo Stock Exchange

Trading with Gerdau S.A. (GGBR) moved R$ 3.7 billion in the first three months of 2007, 36.6% more than in the same period in 2006.

The average daily trading volume of preferred shares was of R$ 56.5 million (R$ 39.9 million in the first quarter of 2006).

There were 136,106 trades through March this year, 72.2% more than in the first three months of the previous year.

Trading volumes (shares) totaled 106.8 million in the first quarter of 2007, 78.5% greater than that of the same period in 2006.

Through March, preferred shares appreciated 9.1% compared to 3.0% of the Ibovespa.

•      New York Stock Exchange

Gerdau S.A. (GGB) ADRs moved US$ 1.9 billion in the first three months of 2007, 27.0% greater than in the same period of 2006.

The daily trading average of ADRs was of US$ 30.5 million compared to US$ 23.7 million in the first quarter of 2006.

There were 110.7 million shares traded through March this year (68.9 million in the same three months of 2006).

•      Madrid Stock Exchange (Latibex)

There were 379.9 thousand Gerdau S.A. (XGGB) preferred shares during the first three months of 2007 compared to 453.7 thousand in the same period in 2006. These trades moved financial resources of € 4.9 million in the first quarter of 2007.

•      From April 2006 to March 2007, the evolution of preferred shares quote at Bovespa and NYSE was the following:

BOVESPA (Base 100)	NYSE (Base 100)

•      Gerdau S.A. had a net profit of R$ 689.7 million, equivalent to R$ 1.04 per share in the first quarter of 2007. This profit is explained mostly due to the equity pick up of investments in subsidiaries and affiliated companies, and was 0.6% higher than that of the fourth quarter of 2006.

•      At March 31, 2007, Shareholders’ Equity was of R$ 10.7 billion, equivalent to a net worth of R$ 16.08 per share.

Gerdau Ameristeel Corporation

•      June 1, shareholders will get the dividends of the first quarter of 2007 of US$ 0.02 per share based on shareholdings on May 16.

•      Stock Liquidity

•      Toronto Stock Exchange

Gerdau Ameristeel (GNA.TO) shares moved Cdn$ 271.5 million in the first three months of 2007. 22.4 million shares were traded.

The average daily trading volume was of Cdn$ 4.2 million.

•      New York Stock Exchange

Gerdau Ameristeel (GNA) shares traded US$ 359.5 million in the first quarter of 2007, 67.9% more than in the same period in 2006.

The average daily trading was US$ 5.8 million.

34.1 million shares were traded (26.7 million in the first quarter of 2006).

•      From April 2006 to March 2007 the evolution of stock quotes at the Toronto Stock Exchange and the New York Stock Exchange were as follows:

TORONTO STOCK EXCHANGE (Base 100)	NYSE (Base 100)

•      Results

•      Net revenues adjusted to Brazilian GAAP was of R$ 2.9 billion in the first quarter of 2007, 14.6% higher than that of the fourth quarter of 2006.

•      EBITDA reached R$ 515.0 million in the first three months of the year, 60.2% greater than that of the period between October and December last year. EBITDA margin went from 12.5% to 17.5%.

•      Net profit reached R$ 277.3 million in the first quarter of 2007 compared to R$ 128.9 million in the fourth quarter of 2006.

MANAGEMENT

This press release can contain statements which constitute forward-looking statements. Such forward-looking statements are dependent on estimates, data or methods that may be incorrect or imprecise and that may be incapable of being realized. These estimates also are subject to risk, uncertainties and suppositions and include, among other, overall economic, political and commercial environment, in Brazil and in the markets we are present in addition to government regulations, present and future. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only as of the date made.